 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 333-08704

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

EXHIBIT LIST

Exhibit	Description

99.1	ICON plc Shareholders Letter and Notice of Annual General Meeting

99.2	Proxy Voting Card

99.3	ICON plc Consolidated IFRS Financial Statements

99.4	ICON plc Annual Report (IFRS)

99.5	ICON plc Annual Report (Form 20-F)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

		By:	/s/ Nigel Clerkin
Date:	June 26, 2026	Name:	Nigel Clerkin
		Title:	Chief Financial Officer